UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                       Commission File Number: 001-33655

                              Paragon Shipping Inc.
                 (Translation of registrant's name into English)

       Voula Center, 102-104 V. Pavlou Street, Voula 16673, Athens, Greece
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the Amended and Restated By-Laws of Paragon Shipping Inc. (the "Company"), as adopted by its board of directors on August 7, 2007.

Attached as Exhibit 99.2 is a copy of the Code of Conduct of the Company.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Paragon Shipping Inc.



Dated:  August 14, 2007                     By /s/   Christopher J. Thomas
                                               ----------------------------
                                            Name:  Christopher J. Thomas
                                            Title:    Chief Financial Officer

SK 25744 0001 802266